MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-29751

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Midas Securities Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3814 Route 44
(No. and Street)

Millbrook	NY	12545
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas O'Malley	212-785-0900 x267	tomalley@winmillco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tait, Weller & Baker LLP
(Name – if individual, state last, first, and middle name)

50 South 16th Street	Philadelphia	PA	19102
(Address)	(City)	(State)	(Zip Code)

10/16/2003	445
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas O'Malley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Midas Securities Group, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Russell Kamerman
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02KA6317629
Qualified in Kings County
Commission Expires January 12, 2023

Notary Public

Signature: T O'Malley

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

Assets	
Cash and cash equivalents	$ 263,123
Investments - affiliates	8,709,198
Receivables from Funds:	
Distribution and service fees	7,277
Co-transfer agent and recordkeeping	3,979
Dividends receivable	1,277
Due from affiliates	129
Prepaid expenses and other assets	29,961
Deferred tax assets	85,068
Total assets	$ 9,100,012
Liabilities and stockholder's equity	
Accounts payable and accrued expenses	$ 32,601
Due to affiliates	1,648
Deferred tax liabilities	610,902
Total liabilities	645,151
Commitments and contingencies (Note 6)	—
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized;	
100 shares issued and outstanding	1
Additional paid in capital	6,763,055
Retained earnings	1,691,805
Total stockholder's equity	8,454,861
Total liabilities and stockholder's equity	$ 9,100,012

See notes to financial statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Midas Securities Group, Inc. ("MSG" or the "Company") is a wholly-owned subsidiary of Winmill & Co. Incorporated ("Winco"). MSG provides distribution services to the Midas Series Trust (the "Trust"), on behalf of Midas Fund and Midas Magic (collectively, the "Funds"), a family of open end mutual funds managed by Midas Management Corporation ("MMC"), a subsidiary of Winco. The Company is registered under the Securities Exchange Act of 1934 ("Exchange Act") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are expressed in United States (U.S.) dollars.

Cash and Cash Equivalents

The Company considers all investments in money market funds, short-term investments and other marketable securities maturing ninety days or less that are not held-for-sale in the ordinary course of business as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Investment Transactions and Revenue Recognition

The Company records investment transactions based on the trade date, with realized gains (losses) and unrealized appreciation (depreciation) reflected on the statement of income. Dividend income, net of foreign withholding taxes, if any, and dividend expense are recognized on the ex-dividend date. Interest income and expense, if any, are recognized on an accrual basis.

Valuation of Securities

Securities are normally valued at the last reported sales price on the date of determination in the principal market or exchange where such securities are traded or, if not available, at the last reported bid price if held long and the last reported ask price if sold short in such market or exchange, or by any other method approved by any two authorized officers of the Company.

Fair Value Measurement

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing an asset or liability are not an indication of the risk associated with investing in that asset or liability. The hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 – observable inputs other than quoted prices included in level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 – unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability.

The following is a summary of the inputs used as of December 31, 2021 in valuing the Company's investments:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Common stock of publicly traded affiliates	$ 770,076	$7,939,122	$ -	$8,709,198

There were no transfers between levels during the year ended December 31, 2021.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Distribution and Other Service Revenue
The Company provides distribution and shareholder services to the Funds. The Trust has adopted a plan in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended, on behalf of each Fund, and each Fund pays the Company a 12b-1 fee monthly, or at such other intervals as the Trust's board shall determine, as compensation for the distribution and shareholder services at an annual rate based on that Fund's average daily net assets. As such, distribution and shareholder service fees recognized in the current period are related to performance obligation that have been satisfied in prior periods. Co-transfer agent and recordkeeping reimbursements are based on a methodology utilized for allocating such charges.

Income Taxes
The Company files consolidated federal, state and local income tax returns with Winco and the other wholly owned subsidiaries of Winco. It is the policy of Winco to allocate the applicable federal, state, and local taxes (benefits) to each subsidiary on a separate return basis.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. The Company has reviewed its tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state, and local income tax returns for open tax years (2018-2020) or expected to be taken in the Company's 2021 tax return.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Subsequent Events
Subsequent events after the Statement of Financial Condition date through the date that the financial statements were available for issuance, February 28, 2022, have been evaluated in the preparation of the financial statements.

2. INVESTMENTS

At December 31, 2021 investments consisted of the following:

	Cost	Value
Common stock of publicly traded affiliates:		
Bexil Corporation	$1,988,723	$5,345,682
Foxby Corp.	1,469,791	1,851,897
Global Self Storage, Inc	637,767	770,076
Tuxis Corporation	2,431,212	741,543
Total investments	$6,527,493	$8,709,198

3. INCOME TAXES

The Company has a gross deferred tax asset of $85,068 and a gross deferred tax liability of $610,902 at December 31, 2021. The deferred tax asset is attributable to net operating loss carryovers, while the deferred tax liability is attributable to unrealized gains on investment securities. The net deferred tax liability is $525,834.

4. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act (“Rule 15c3-1”). The Company must maintain net capital, as defined under Rule 15c3-1 (“Net Capital”), of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to Net Capital, as defined, of not more than 15 to 1. At December 31, 2021, the Company had Net Capital of $850,425, which exceeded its Net Capital requirement of $5,000 by $845,425. The ratio of aggregate indebtedness to Net Capital was approximately 0.04 to 1.

5. RELATED PARTIES

Certain officers of the Company also serve as officers and/or directors of Winco, Bexil Corporation, Tuxis Corporation, Global Self Storage, Inc., and their affiliates (collectively with the Company, the “Affiliates”). Pursuant to an arrangement between a professional employer organization (“PEO”) and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for the concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith MMC acts as a conduit payer of compensation and benefits to Affiliate employees. Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2021, the Company had a receivable of $129 from Winco and a payable to MMC of $1,648 related to overhead and compensation and benefits.

As of December 31, 2021, the Company had a receivable for distribution fees of $7,277.

The Company has agreements with selected dealers for distribution of shares of the Funds, service, and record keeping. The cost of record keeping performed by and paid to such dealers by the Company is reimbursed by the Funds. As of December 31, 2021, the Company had a receivable from the Funds for record keeping of $3,979.

On May 19, 2020, MMC (the “Borrower”) entered into a Paycheck Protection Program Term Note (“PPP Note”) with Customers Bank on behalf of itself and the Affiliates under the Paycheck Protection Program (the “Program”) of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) administered by the U.S. Small Business Administration (the “SBA”). The Borrower received total proceeds of $486,602. In accordance with the requirements of the CARES Act, the Affiliates used the proceeds from the PPP Note primarily for payroll and other eligible costs. Interest accrues on the PPP Note at the rate per annum of 1.00%.

In March 2021, the Borrower applied to Customers Bank for forgiveness of the amount due on the PPP Note in an amount equal to the sum of payroll and other eligible costs incurred during the Covered Period, as defined therein. For the year ended December 31, 2021, there was no material impact to the Company's operations or cash flows due to the PPP Note. On October 8, 2021, the Borrower's application was denied. On November 4, 2021, the Borrower filed an appeal petition with the SBA's Office of Hearings and Appeals ("OHA") in response to the denial of the Borrower's application for forgiveness of the amount due on the PPP Note. The Borrower's timely filing of an appeal within the 30 calendar day period after receipt of the SBA's decision extended the loan deferment period. On January 25, 2022, OHA dismissed the appeal and remanded the PPP Note forgiveness application back to the SBA for further loan review. The loan deferment period has been extended while the forgiveness application is pending. No assurance can be provided that the review will be successful or that PPP Note will be forgiven in whole or in part. If the PPP Note is not forgiven, in part or wholly, the Company expects to repay interest proportionate to its share of the PPP Note. If the PPP Note is, in part or wholly, forgiven and legal release is received, the Company expects to record a gain in an amount proportionate to its share of forgiven payroll costs and other eligible expenses.

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2021, there were no commitments or contingencies other than the Company's Net Capital and regulatory requirements disclosed in Note 4.

The outbreak of the novel coronavirus pandemic ("COVID-19") around the globe continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by, among other things, instituting quarantines, mandating certain business and school closures, restricting travel, issuing "shelter-in-place" and/or "stay-at-home" orders, and imposing various restrictions on business operations. While some of these restrictions have been relaxed or phased out, many of these or similar restrictions remain in place and continue to be implemented, and additional restrictions may be considered. Such actions are creating significant disruption in global supply chains, and adversely impacting many industries, such as transportation, hospitality, and entertainment. The disruption caused by COVID-19 significantly reduced economic activity in most of the United States resulting in a significant increase in unemployment claims. COVID-19 has had a continued and prolonged adverse impact on economic and market conditions and has triggered a period of economic slowdown which could have a material adverse effect on the Company's results and financial condition. The full impact of COVID-19 on the financial markets, the global economy, and consequently on the Company's financial condition and results of operations is uncertain and cannot be predicted at the current time as it depends on several factors beyond the control of the Company including, but not limited to (i) the uncertainty around the severity and duration of the outbreak, (ii) the effectiveness of the United States public health response, (iii) the pandemic's impact on the U.S. and global economies, (iv) the timing, scope and effectiveness of additional governmental responses to the pandemic, (v) the timing and speed of economic recovery, including the availability of a treatment or vaccination for COVID-19, and (vi) the negative impact on the financial markets.